SEC FILE NUMBER: 333-124460
CUSIP NUMBER: 458168101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 333-124460

(Check One):

☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transaction period ended ____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant

INTELLIGENTIAS, INC.

Former Name if Applicable

MERCHANDISE CREATIONS, INC.

Address of Principal Executive Office (Street and Number)

303 Twin Dolphin Drive, 6th Floor

City, State and Zip Code

Redwood City, CA 94065

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2008 because it is still receiving, compiling and incorporating certain information from its Italian consolidated subsidiary. It is anticipated that the Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of its Form 10-Q.

PART IV
OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

Thomas A. Spanier	(650)	632-4526
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Condensed Consolidated Statement of Operations and Comprehensive Loss for the three months ended March 31, 2008 will reflect minimal revenues and direct cost of revenues incurred during the period, whereas the comparable period in 2007 preceded the onset of revenue-generating operations and therefore reflected no revenues or direct cost of revenues. We also expect to show increased expenses in all other categories of operating expenses. We recognized an operating loss in both periods, with the operating loss in the 2008 period significantly exceeding that of the 2007 period. However, the exact results of operations cannot yet be ascertained as of the date of this Notification because certain necessary information is still being collected and analyzed.

In addition, the Condensed Consolidated Statement of Operations and Comprehensive Loss for the three months ended March 31, 2008 will reflect the impact of the March 2008 rescission of the 2007 purchase of Systeam Italy SpA. Due to a substantial gain being recognized as a result of the rescission, the exact amount of which is yet to be determined, it is expected that our Condensed Consolidated Statement of Operations will reflect a significant amount of net income for the three months ended March 31, 2008, compared to a net loss of approximately $19.0 million for the three months ended March 31, 2007.

INTELLIGENTIAS, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2008   By: /s/ Thomas A. Spanier
                                                          Thomas A. Spanier
                                                          Chief Financial Officer